SWENSEN & ANDERSEN

                    A Professional Limited Liability Company

                                Attorneys at Law


James G. Swensen, Jr.                           136 South Main Street, Suite 318
email: jswensen@esalaw.com                            Salt Lake City, Utah 84101
also admitted in California
                                                        Telephone:  801-364-7500
                                                      Facsimile:    801-364-7510


                                December 9, 2005

Ms. Abby Adams
Mail Stop: 3561
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 "F" Street, N.E.
Washington, D.C.  20549-0303

         Re:      ITEC Attractions, Inc.
                  Schedule 14C - Preliminary Information Statement

Dear Ms. Adams:

         This letter is in response to your letter dated November 8, 2005 containing comments on the Schedule 13E-3 Transaction Statement and the Schedule 14C Preliminary Information Statement of ITEC Attractions, Inc. ("Company"). The responses contained herein are numbered to correspond with the numbered paragraphs of your letter.

1. General. Please refer to the revised Schedule 13E-3 which now references the Schedule 14C for substantially all of the required disclosures.

2. Letter to Security Holders. Please refer to the revised cover letter contained in Schedule 14C.

3. Summary Term Sheet, page 6. Please refer to the revised "SUMMARY TERM SHEET" contained in Schedule 14C.

4. Summary Term Sheet, page 6. Please refer to the revised "SUMMARY TERM SHEET" contained in Schedule 14C.

5. Special Factors, page 7. Please refer to the revised "SPECIAL FACTORS - Background of the Reverse Stock Split" contained in Schedule 14C.

6. Special Factors - Basic Terms, page 7. The reverse stock split ratio has been calculated so as to cash out all stockholders of the Company except for the Principal Group. No nominee holds enough shares to

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         convert to a single post-split share. Please refer to the revised "THE
         REVERSE STOCK SPLIT- Basic Terms" contained in Schedule 14C.

7. Special Factors - Determination by the Board of Directors, page 10. Please refer to the revised "SPECIAL FACTORS - Fairness of the Reverse Stock Split" contained in Schedule 14C.

8. Special Factors - Determination by the Board of Directors, page 10. Please refer to the revised "SPECIAL FACTORS - Fairness of the Reverse Stock Split" contained in Schedule 14C.

9. Special Factors - Determination by the Principal Group and 'Filing Persons,' page 10. Please refer to the revised "SPECIAL FACTORS - Fairness of the Reverse Stock Split" contained in Schedule 14C.

10. Special Factors - Determination by the Principal Group and "Filing Persons," page 10. Please refer to the revised "SPECIAL FACTORS - Fairness of the Reverse Stock Split" contained in Schedule 14C.

11. Special Factors - Summary of the Factors Reviewed to Determine Fractional Share Purchase Price, page 10. Please refer to the revised "SPECIAL FACTORS - Fairness of the Reverse Stock Split" contained in
         Schedule 14C. Houlihan Valuation Advisors provided an initial valuation report as of March 31, 2004. This valuation report was updated as of June 30, 2005. While the initial valuation report may be of historical interest, it is not "materially related to the Rule 13e-3 transaction" and therefore is addressed in the Information Statement only in passing. The March 31, 2004 valuation report is not filed as an exhibit to the Schedule 13E-3 because it is superceded by the June 30, 2005 valuation report and is thus of no relevance to the transaction. Houlihan Valuation Advisors also provided a separate fairness opinion as of September 28, 2005.

12. Special Factors - Factors Considered by Our Board of Directors in Approving the Reverse Stock Split, page 11. Please refer to the revised "SPECIAL FACTORS - Fairness of the Reverse Stock Split" and "SPECIAL FACTORS - Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split" contained in Schedule 14C.

13. Special Factors - Factors Considered by Our Board of Directors in Approving the Reverse Stock Split, page 11. Please refer to the revised "SPECIAL FACTORS - Fairness of the Reverse Stock Split" and "SPECIAL FACTORS - Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split" contained in Schedule 14C. For the reasons explained in the referenced section, the $0.52 share price is viewed as aberrational and not a measure or indicator of market value.

14. Special Factors - Factors Considered by Our Board of Directors in Approving the Reverse Stock Split, page 11. Please refer to the revised "SPECIAL FACTORS - Fairness of the Reverse Stock Split" and "SPECIAL FACTORS - Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split" contained in Schedule 14C.


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15.      Special Factors - Factors Considered by Our Board of Directors in
         Approving the Reverse Stock Split, page 11. Please refer to the revised "SPECIAL FACTORS - Fairness of the Reverse Stock Split" and "SPECIAL FACTORS - Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split" contained in Schedule 14C.

16. Special Factors - Factors Considered by Our Board of Directors in Approving the Reverse Stock Split, page 11. Please refer to the revised "SPECIAL FACTORS - Fairness of the Reverse Stock Split" and "SPECIAL FACTORS - Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split" contained in Schedule 14C.

17. Special Factors - Factors Disfavoring the Reverse Stock Split, page 13. Please refer to the revised "SPECIAL FACTORS - Factors Disfavoring the Reverse Stock Split" contained in Schedule 14C .

18. Special Factors - Effects of the Reverse Stock Split on the Company, page 14. Please refer to the revised "SPECIAL FACTORS - Effects of the Reverse Stock Split," "SPECIAL FACTORS - Factors Favoring the Reverse Stock Split" and "SPECIAL FACTORS - Factors Disfavoring the Reverse Stock Split" contained in Schedule 14C.

19. Special Factors - Effects of the Reverse Stock Split on the Company, page 14. Please refer to the revised "SPECIAL FACTORS - Effects of the Reverse Stock Split" contained in Schedule 14C.

20. Special Factors - Effects of the Reverse Stock Split on the Company, page 14. Please refer to the revised "SPECIAL FACTORS - Effects of the Reverse Stock Split" contained in and other revisions to Schedule 14C.

21. Appraisal Rights, Page 16. Please refer to the revised section "APPRAISAL RIGHTS OF DISSENTING OWNERS" in Schedule 14C.

22. Financial Statements and Managements;'s Discussion and Analysis of Financial Condition and Reusltas of Operations, page 24. Please refer to the revised sections "OTHER INFORMATION - Ratio of Earnings to Fixed Charges," "OTHER INFORMATION - Book Value per Share" and Appendix D - Management's Discussion and Analysis contained in Schedule 14C.

         This concludes the responses to the staff's comment letter on the Company's behalf.

         As requested in your letter, this will confirm on behalf of the Company and each of the filing persons that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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         Any questions or comments regarding this submission may be directed to the undersigned. Thank you for your assistance. We look forward to hearing from you.

                                                   Very truly yours,

                                                   SWENSEN & ANDERSEN PLLC

                                                   /s/James G. Swensen, Jr.
                                                   James G. Swensen, Jr.

JGS/wk
cc:      Paul Rasmussen
         Andrew Lear



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